UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

HD SUPPLY HOLDINGS, INC.

(Name of Subject Company)

CORONADO ACQUISITION SUB INC.

(Offeror)

THE HOME DEPOT, INC.

(Parent of Offeror)

(Names of Filing Persons)

Common stock, par value $0.01 per share

(Title of Class of Securities)

40416M105

(CUSIP Number of Class of Securities)

Teresa Wynn Roseborough

The Home Depot, Inc.

2455 Paces Ferry Road

Atlanta, Georgia 30339

(770) 433-8211

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

David E. Shapiro, Esq.

Samson Z. Mesele, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

(212) 403-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$8,744,491,644.19	$954,024.04

*

Calculated solely for purposes of determining the filing fee. The calculation of the transaction value is determined by adding the sum of (i) 155,116,917 shares of common stock, par value $0.01 per share, of HD Supply Holdings, Inc. (“HD Supply”) multiplied by the offer price of $56.00 per share, (ii) the net offer price for 2,411,519 shares issuable pursuant to outstanding stock options with an exercise price less than $56.00 per share (which is calculated by multiplying the number of shares underlying such outstanding stock options by an amount equal to $56.00 minus the weighted average exercise price per share), (iii) 138,494 shares subject to issuance upon settlement of outstanding restricted stock units multiplied by the offer price of $56.00, and (iv) 66,715 shares subject to issuance upon settlement of outstanding deferred stock units multiplied by the offer price of $56.00. The calculation of the filing fee is based on information provided by HD Supply as of November 20, 2020.

**

The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2021, issued August 26, 2020, by multiplying the transaction value by 0.0001091.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $954,024.04	Filing Party: Coronado Acquisition Sub Inc. and The Home Depot, Inc.
Form or Registration No.: Schedule TO	Date Filed: November 24, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Coronado Acquisition Sub Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of The Home Depot, Inc., a Delaware corporation (“The Home Depot”), with the U.S. Securities and Exchange Commission on November 24, 2020 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the tender offer by Purchaser for all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of HD Supply Holdings, Inc., a Delaware corporation (“HD Supply”), at a price of $56.00 per share, net to the seller in cash, without interest, but subject to any required withholding of taxes, upon the terms and conditions set forth in the offer to purchase, dated November 24, 2020 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) to the Schedule TO, and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO, which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All information regarding the Offer as set forth in the Schedule TO, including all exhibits and annexes thereto that were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided for herein. Capitalized terms used but not defined in this Amendment have the meanings ascribed to them in the Schedule TO.

Items 1 through 11	Additional Information

The information set forth in the Offer to Purchase under “The Tender Offer—Section 12—Purpose of the Offer; Plans for HD Supply” and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

The following paragraph is added as a new paragraph to the end of the subsection titled “Plans for HD Supply” on page 41 of the Offer to Purchase:

The Home Depot has informed HD Supply that it expects that Shane O’Kelly, Senior Vice President of The Home Depot, will lead the business of HD Supply following the Offer. Joseph J. DeAngelo, the Chairman and Chief Executive Officer of HD Supply, will leave HD Supply, and be eligible to receive the compensation under the arrangements between him and HD Supply as disclosed in Items 3 and 8 of the Schedule 14D-9, as amended.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated November 24, 2020.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(D)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Summary Advertisement as published in The New York Times on November 24, 2020.*

(a)(1)(F)	Press Release, dated November 16, 2020 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by The Home Depot, Inc. with the U.S. Securities and Exchange Commission on November 16, 2020).

(a)(1)(G)	Excerpts from Third Quarter 2020 Earnings Call, dated November 17, 2020 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by The Home Depot, Inc. with the U.S. Securities and Exchange Commission on November 17, 2020).

(d)(1)	Agreement and Plan of Merger among The Home Depot, Inc., Coronado Acquisition Sub Inc. and HD Supply Holdings, Inc., dated as of November 15, 2020 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by The Home Depot, Inc. with the U.S. Securities and Exchange Commission on November 18, 2020).

(d)(2)	Confidentiality Agreement, dated as of October 28, 2020, between HD Supply Holdings, Inc. and The Home Depot, Inc.*

(g)	None.

(h)	None.

*	Previously filed.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 17, 2020

CORONADO ACQUISITION SUB INC.

By:	/s/ Richard V. McPhail
Name:	Richard V. McPhail
Title:	Vice President, Chief Financial Officer and Treasurer

THE HOME DEPOT, INC.

By:	/s/ Richard V. McPhail
Name:	Richard V. McPhail
Title:	Executive Vice President and Chief Financial Officer